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BY REGISTERED POST

04036880

7 September 2004

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

RECEIVED
2004 SEP 14 P 2:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attn: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement of Interim Results for the Six Months Ended 30 June 2004

The Interim Report 2004 will be available in mid September and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

Vera Leung
Legal Counsel & Company Secretary

Enclosure

dlw 9/14

BEST AVAILABLE COPY

CoSec\Interim 2004\Announcement-Distribution.doc

SCMP Group Limited
SCMP集團有限公司 *

(Incorporated in Bermuda with limited liability)
(Stock Code: 583)

Interim Results Announcement for the Six Months Ended 30 June 2004

INTERIM RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2004 as follows:

CONDENSED CONSOLIDATED PROFIT & LOSS ACCOUNT

	Note	Unaudited For the six months ended 30 June 2004	2003
		HK$'000	HK$'000
Turnover	2	697,569	613,635
Other revenue	3	1,052	1,938
Staff costs		(184,546)	(183,268)
Cost of production materials/sales		(218,143)	(203,016)
Rental and utilities		(39,996)	(44,289)
Depreciation and amortisation		(42,471)	(38,869)
Advertising and promotion		(8,884)	(5,438)
Other operating expenses		(70,509)	(79,159)
Gain on disposal of long-term investment shares		4,242	1,955
Gain on disposal of subsidiaries		-	600
Provision for asset impairment		-	(780)
Loss on termination of a jointly controlled entity		(1,076)	-
Profit from operating activities		137,238	63,309
Finance costs		(700)	(2,919)
Operating profit		136,538	60,390
Share of profits less losses of associates		4,138	(1,695)
Share of loss of a jointly controlled entity		(361)	(3,575)
Profit before taxation		140,315	55,120
Taxation	4	(26,287)	(19,678)
Profit after taxation		114,028	35,442
Minority interests		(2,615)	(1,465)
Profit attributable to shareholders		111,413	33,977
Dividend distribution			
Proposed interim dividend distribution of 5 cents (2003: 2 cents) per share		78,047	31,219
Earnings per share			
Basic	5	7.14 cents	2.18 cents

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2004	Audited 31 December 2003
		HK$'000	HK$'000
Non-current assets			
Intangible assets	6	37,663	33,172
Fixed assets	7	1,318,407	1,347,348
Defined benefit plan's assets		28,743	27,070
Interests in associates		37,672	37,425
Interest in a jointly controlled entity		-	7,527
Long-term investment shares		123,280	128,320
		1,545,765	1,580,862
Current assets			
Inventories		38,428	40,618
Accounts receivable	8	173,543	162,182
Prepayments, deposits and other receivables		39,899	42,994
Bank balances and deposits		233,608	159,804
		485,478	405,598
Current liabilities			
Accounts payable and accrued liabilities	9	131,843	148,292
Taxation payable		26,881	5,817
Subscriptions in advance		15,641	22,931

6. **Intangible Assets**

	Publishing titles	Software costs	Assets in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000
Cost:				
At 1 January 2004	1,820,000	24,028	10,583	1,854,611
Additions	-	-	6,344	6,344
At 30 June 2004	1,820,000	24,028	16,927	1,860,955
Accumulated amortisation:				
At 1 January 2004	1,820,000	1,439	-	1,821,439
Provided during the period	-	1,853	-	1,853
At 30 June 2004	1,820,000	3,292	-	1,823,292
Net book value:				
At 30 June 2004	-	20,736	16,927	37,663
At 31 December 2003	-	22,589	10,583	33,172

7. **Fixed Assets**

	Investment properties	Leasehold land and buildings	Other fixed assets	Assets in progress	Total
	HK$'000	HK$'000	HK$'000	HK$'000	HK$'000
Cost or valuation:					
At 1 January 2004	645,000	376,975	909,217	19,900	1,951,092
Additions	-	-	5,182	6,235	11,417
Reclassification	-	-	4,539	(4,539)	-
Acquisition of subsidiaries	-	-	1,721	-	1,721
Disposals	-	-	(9,662)	-	(9,662)
Translation differences	-	-	36	88	124
At 30 June 2004	645,000	376,975	911,033	21,684	1,954,692
Accumulated depreciation:					
At 1 January 2004	-	74,788	528,956	-	603,744
Provided during the period	-	3,916	36,702	-	40,618
Acquisition of subsidiaries	-	-	1,098	-	1,098
Disposals	-	-	(9,199)	-	(9,199)
Translation differences	-	-	24	-	24
At 30 June 2004	-	78,704	557,581	-	636,285
Net book value:					
At 30 June 2004	645,000	298,271	353,452	21,684	1,318,407
At 31 December 2003	645,000	302,187	380,261	19,900	1,347,348
Analysis of cost and valuation:					
At cost	-	343,975	911,033	21,684	1,276,692
At valuation - 1990	-	33,000	-	-	33,000
- 2003	645,000	-	-	-	645,000
	645,000	376,975	911,033	21,684	1,954,692

8. **Accounts Receivable**

The Group allows an average credit period of 7 days to 90 days to its trade customers and an ageing analysis of trade receivables is as follows:–

	30 June 2004 Balance	Percentage	31 December 2003 Balance	Percentage
	HK$'000	%	HK$'000	%
0 to 30 days	84,144	44.9	73,123	41.3
31 to 60 days	51,400	27.4	56,340	31.9
61 to 90 days	35,520	18.9	32,353	18.3
Over 90 days	16,489	8.8	15,056	8.5
Total	187,553	100.0	176,872	100.0
Less: Provision for bad and doubtful debts	(14,010)		(14,690)	
	173,543		162,182	

9. **Accounts Payable and Accrued Liabilities**

Included in accounts payable nd accrued liabilities are the following trade payables:

	30 June 2004 Balance	Percentage	31 December 2003 Balance	Percentage
	HK$'000	%	HK$'000	%
0 to 30 days	35,392	57.4	40,616	55.7
31 to 60 days	12,761	20.7	19,097	26.2
61 to 90 days	7,782	12.6	7,761	10.7
Over 90 days	5,713	9.3	5,376	7.4

During the first half of the year, newspaper circulation sales reached pre-Sars levels except for subscriptions. Unaudited circulation of the *South China Morning Post* in the first half of 2004 is 8% higher compared with the same period in 2003. Circulation of the *Sunday Morning Post* is 5% higher compared with the same period last year.

Display revenue grew 35% year-on-year in line with an increase in volume. Travel and tourism services, banking, telecommunications and networking categories showed the highest growth in ad spending. We outperformed other local newspapers in the automobile, electrical appliances, banking, travel and tourism services, and overseas property categories. Yield was flat year-on-year. Special supplements which attracted new advertisers from the mainland and new advertising formats generated additional ad revenue.

Classified advertising revenue grew 39% in the first half of 2004 compared with the same period last year as a result of a recovery in the job market and capital market transactions, particularly IPOs. For the first time in four years, recruitment revenue reversed its declining trend, growing 53% year-on-year. Recruitment volume increased by 50% and the yield on *Classified Post* and *Jiu Jik* were higher by 8% and 4%, respectively. We capitalized on a broad-based recovery by publishing more industry-focused special supplements, often in partnership with professional associations, strengthening the editorial section of *Classified Post* to increase readership and response rates and hosting conferences to reinforce our brand with readers and HR professionals.

Business notices revenue grew 56% as a result of an increase in IPO activity and a higher market share of IPO listings in the first half of 2004. Average yield declined 6% because of price competition.

The recovery in ad spending also led to a significant improvement in the results of the magazine publishing business. *Cosmopolitan* introduced successful spin-off issues of *Cosmo Beauty* and *Cosmo Bride*. *Harper's Bazaar* remains the top choice for luxury advertising. *CosmoGirl!* announced an audited average circulation copy per issue of 38,968 in 2003 boosting advertising revenue this year. *Automobile* regained its leading position among car titles with an audited average circulation copy per issue of 24,157 in 2003. *MAXIM* was launched in April 2004 and the first three issues achieved satisfactory results.

The results of the book publishing business improved significantly due to the success of Chinese fortune books, fiction books for younger readers and control of production costs.

Retailing

The retailing division narrowed operating losses and turned profitable on an EBITDA basis despite a slight decline in revenue. We closed unprofitable stores during the first half of the year. We placed more emphasis on products and services with higher margins such as beverages, publications and redemption services, and some leases were renewed at more favorable terms. The five new KCRC stores along the West Rail did not perform as expected because passenger traffic was significantly lower than projected. As of 30 June 2004, we had 87 stores in operation compared with 88 as of 31 December 2003.

Investment Properties

Contribution from investment properties dropped significantly due to the expiration of the TV City lease.

Video and Film Post-Production

The division posted a loss despite an increase in revenue because of price competition and the delayed start-up of the operations in Guangzhou. The origination business is stable with more projects in the pipeline in the third quarter of 2004.

Entertainment

New compilations of recordings by Anita Mui and Leslie Cheung contributed to the significant increase in revenue in the first half of 2004. We will continue to exploit the existing library through licensing arrangements and re-issues of old titles in new formats.

Liquidity and Capital Resources

Net cash provided by operating activities was HK$143.4 million for the six months ended 30 June 2004, compared with net inflow of HK$103.1 million for the same period last year. The increase was a result of higher earnings from the publishing business of the Group.

Net cash used in investing activities for the six months ended 30 June 2004 was HK$4.3 million, mainly for capital spending. This was offset partially by proceeds from the sale of long term investment shares.

Net cash outflow from financing activities was HK$62.4 million for the period ended 30 June 2004 representing the payment of final dividend for 2003.

Cash generated from the Group's operations and the funds available from external sources are expected to be adequate to cover all cash requirements, including working capital needs, planned capital expenditure and dividend payments to shareholders.

As at 30 June 2004, the Group had total borrowings of HK$230 million, which is an unsecured Hong Kong dollar term loan at floating interest rate repayable in October 2005. The Group has no significant exposure to foreign exchange fluctuations.

The ratio of current assets to current liabilities was 2.8 times as at 30 June 2004 compared with 2.4 times as at 30 June 2003.

As at 30 June 2004, the Group had no gearing (after deducting bank balances and deposits) compared with a gearing ratio of 10% as at 30 June 2003.

	Note	30 June 2004	31 December 2003
Bank overdraft, secured		-	2,814
		174,365	179,854
Net current assets		311,113	225,744
Total assets less current liabilities		1,856,878	1,806,606
Non-current liabilities			
Minority interests		12,292	9,677
Interest-bearing bank loan, unsecured		230,000	230,000
Deferred taxation		94,791	96,905
		337,083	336,582
		1,519,795	1,470,024
Capital and reserves			
Share capital	*10*	156,095	156,095
Reserves	*11*	1,285,653	1,251,491
Proposed dividend distribution	*11*	78,047	62,438
		1,363,700	1,313,929
		1,519,795	1,470,024

NOTES TO THE ACCOUNTS

1. Basis of Preparation and Accounting Policies

The unaudited condensed consolidated interim accounts ("interim accounts") are prepared in accordance with Hong Kong Statement of Standard Accounting Practice ("SSAP") No. 25, "Interim Financial Reporting", issued by the Hong Kong Society of Accountants, (as applicable to condensed interim accounts), and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim accounts should be read in conjunction with the 2003 annual accounts.

2. Segment Information

The Company acted as an investment holding company during the period. The principal activities of the Group comprised the publishing, printing and distribution of the *South China Morning Post, Sunday Morning Post* and other print and online publications, retailing, property holding and video and film post-production.

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group's turnover and contribution to operating profit by principal activity:-

	Turnover For the six months ended 30 June 2004	2003	Contribution to operating profit For the six months ended 30 June 2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Newspapers, magazines and other publications	470,020	354,270	126,650	17,194
Retailing	197,407	203,202	(832)	(1,201)
Investment properties	7,332	41,392	4,986	40,024
Video and film post-production	11,808	10,386	(2,355)	1,425
Entertainment	11,002	4,385	8,089	2,948
Total	697,569	613,635	136,538	60,390

3. Other Revenue

	For the six months ended 30 June 2004	2003
	HK$'000	*HK$'000*
Dividend income from listed investments	142	563
Interest income	199	874
Others	711	501
Total	1,052	1,938

4. Taxation

	For the six months ended 30 June 2004	2003
	HK$'000	*HK$'000*
Company and subsidiaries:		
Hong Kong profits tax	27,088	12,901
Overseas taxation	271	113
Deferred taxation relating to the origination and reversal of temporary differences	(2,114)	(1,914)
Deferred taxation relating to an increase in tax rate	-	8,538
Share of taxation attributable to associates	1,042	40
Taxation charges	26,287	19,678

Hong Kong profits tax has been provided at a rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

5. Earnings per Share

The calculation of basic earnings per share is based on the profit for the period attributable to shareholders of HK$111,413,000 (2003: HK$33,977,000) and 1,560,945,596 (2003: 1,560,945,596) shares in issue during the period.

For the six months ended 30 June 2004 and 2003, the diluted earnings per share is not shown as there was no dilution effect.

Total	61,648	100.0	72,850	100.0

10. Share Capital

	30 June 2004 (Unaudited)	31 December 2003 (Audited)
	HK$'000	*HK$'000*
Authorised: 5,000,000,000 shares of HK$0.10 each	500,000	500,000
Issued and fully paid: 1,560,945,596 (2003: 1,560,945,596) shares of HK$0.10 each	156,095	156,095

11. Reserves and Proposed Dividend Distribution

	Share premium	Contributed surplus	Investments revaluation reserve	Asset revaluation reserve	Translation reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1 January 2003							
As previously stated	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
Change in accounting policy Effects of adopting SSAP 12 (revised)	-	-	-	(178)	-	(8,313)	(8,491)
As restated	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
Change in fair values of long-term investment shares	-	-	3,055	-	-	-	3,055
Revaluation reserve released on disposal	-	-	(952)	-	-	-	(952)
Exchange differences on consolidation	-	-	-	-	1,130	-	1,130
Deferred taxation directly charged to reserve	-	-	-	(14)	-	-	(14)
Profit for the period	-	-	-	-	-	33,977	33,977
2002 final dividend distribution	-	(62,439)	-	-	-	-	(62,439)
At 30 June 2003	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416
At 1 January 2004	**40,971**	**1,162,252**	**32,836**	**1,325**	**(34,863)**	**111,408**	**1,313,929**
Change in fair values of long-term investment shares	-	-	**4,069**	-	-	-	**4,069**
Revaluation reserve released on disposal	-	-	**(3,054)**	-	-	-	**(3,054)**
Exchange differences on consolidation	-	-	-	-	**(218)**	-	**(218)**
Profit for the period	-	-	-	-	-	**111,413**	**111,413**
2003 final dividend distribution	-	**(62,439)**	-	-	-	-	**(62,439)**
At 30 June 2004 – Note (a)	**40,971**	**1,099,813**	**33,851**	**1,325**	**(35,081)**	**222,821**	**1,363,700**

Note (a) – The proposed interim dividend distribution of HK$78,047,000 for six months ended 30 June 2004 is to be paid out of the Company's contributed surplus.

12. Approval of the Interim Financial Report

These interim accounts were approved by the Board of Directors on 6 September 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

The Company acted as an investment holding company during the period. Its principal activities are newspaper, magazine and book publishing, retailing, property investments and video and film post-production.

Financial Review

Operating Results of the Group

The operating results of the Group for the first six months of 2004 improved significantly compared with performance during the same period in 2003 when a weak economy and the outbreak of Sars adversely affected Hong Kong and the businesses of the Group.

Total revenue of the Group for the six months ended 30 June 2004 was HK$697.6 million, a 14% increase compared with the same period in 2003. Operating costs before depreciation were 4% higher. EBITDA rose 61% to HK$175.6 million. Operating profit increased by 126%, or HK$76.1 million, to HK$136.5 million. Profit attributable to shareholders amounted to HK$111.4 million, 228% higher compared with the same period last year. Earnings per share were HK7.14 cents compared with HK2.18 cents over the same period in 2003.

Operating Costs and Expenses

Our results show the benefits of an improving economy, cost saving measures and financial discipline exercised last year. Operating costs and expenses rose only slightly by 4% because of higher newsprint prices, advertising and promotion, and depreciation charges. These were partly offset by lower rental cost.

Our average cost of newsprint increased by 7% from US$422 per metric ton in the first half last year to US$452 over the comparable period this year. Usage increased by 23% as a result of an increase in advertising volume which was offset partly by production efficiency. We spent more on advertising and promotions to drive circulation and to launch a new magazine in Hong Kong. Depreciation charges increased as a result of new investments in editorial and other systems. Rental charges were lower due to the office relocation to Somerset House and renewal of a lease at a lower rate.

Operating Review

Newspaper, Magazine and Book Publishing

The publishing business recovered strongly led by the growth in advertising spending. Total ad spending across all media in Hong Kong from January to June 2004 grew 22% year-on-year. Newspaper publishing revenue grew 32% while magazine publishing revenue grew 39%.

Capital Expenditures

The Group continued its capital expenditure program to invest in new technology and improve operating efficiency. Of the HK$58.6 million capital expenditure approved for 2004, HK$17.8 million was spent during the six months ended 30 June 2004 as follows: (i) HK$7.7 million on partial payments for editorial, circulation, advertising and retail point-of-sales systems, (ii) HK$3.1 million on video and film post-production equipment, and (iii) HK$7.0 million on replacement items. The balance of HK$40.8 million will be spent further on the editorial, circulation and advertising systems, and replacement items. We are planning to purchase four new printing press units to replace the oldest units in operation, which have been in use for 18 years. The cost of these new presses has not been included in the capital expenditure budget in 2004.

OUTLOOK

We expect the Hong Kong economy to continue to grow, creating a favorable operating environment for the businesses of the Group. A recovery in consumer spending and stable unemployment rates will support further improvements in advertising revenue of all our publications. We will strive to serve our advertisers better and provide them with multiple platforms with which to reach their audience. We will continue to invest in technology and people so that we can respond quickly and successfully to a changing market.

Circulation figures and readership quality should continue to improve, supported by continuing editorial enhancements, marketing and readership programs.

Our investment properties should benefit from the relative stability of the property market. We will continue to evaluate opportunities to dispose of non-core assets.

STAFF

As of 30 June 2004, the Group had 1,253 employees, a slight increase from 1,247 as of 31 December 2003. The Group remunerates its employees largely based on industry practice and also adopts a share option scheme for employees with awards determined annually based upon the performance of the Group and individual employees.

INTERIM DIVIDEND DISTRIBUTION

The Directors have declared an interim dividend distribution from the contributed surplus account of HK5 cents per share, amounting to HK$78,047,000, payable to shareholders whose names appear on the Register of Members of the Company on Thursday, 30 September 2004 and payable on Friday, 8 October 2004.

BOOK CLOSURE

The Register of Members of the Company will be closed from Friday, 24 September 2004 to Thursday, 30 September 2004, both days inclusive. All transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong Branch Share Registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Thursday, 23 September 2004 so as to qualify for the interim dividend distribution.

DIRECTORS

The following persons were Directors of the Company as at the date of this announcement:

Mr. Kuok Khoon Ean	Chairman
Mr. Roberto V. Ongpin	Deputy Chairman
Mr. Ronald J. Arculli*	
Tan Sri Dr. Khoo Kay Peng	
Ms. Kuok Hui Kwong	(appointed on 6 February 2004)
Mr. Peter Lee Ting Chang*	
Dr. The Hon. David Li Kwok Po*	
Mr. Robert Ng Chee Siong	(appointed on 24 May 2004)

* *Independent Non-executive Director*

During the period, Mr. Thaddeus Thomas Beczak retired as Director of the Company at the Annual General Meeting held on 24 May 2004. The Board would like to take this opportunity to record a special note of thanks and appreciation to Mr. Beczak for all his efforts and contribution during his tenure as Director of the Company.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2004.

CORPORATE GOVERNANCE

The Directors and management are committed to high standards of corporate governance which provide an important framework for the overall operations of the Group. The corporate governance principles adopted by the Group during the six months ended 30 June 2004 are in line with the corporate governance statement set out in the Company's 2003 Annual Report.

CODE OF BEST PRACTICE

None of the Directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), save that the Non-executive Directors of the Company have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and currently comprises three Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, Mr. Ronald J. Arculli and Dr. The Hon. David Li Kwok Po. One meeting was held by the Audit Committee in the first six months of 2004. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2004.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 6 September 2004

The Company's Interim Report 2004 containing all the information required by the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course and will be dispatched to shareholders before end of September 2004.

* *For identification purpose only*

SCMP Group Limited
SCMP集團有限公司*
(在百慕達註冊成立之有限公司)
(股份代號：583)

截至二零零四年六月三十日止六個月之中期業績公佈

中期業績

SCMP集團有限公司（「本公司」）董事會欣然宣佈本公司及其集團公司（「本集團」）截至二零零四年六月三十日止六個月未經審核之中期業績如下：

綜合損益表摘要

	附註	未經審核 截至六月三十日止六個月 二零零四年	二零零三年
		港幣千元	港幣千元
營業額	2	697,569	613,635
其他收益	3	1,052	1,938
員工成本		(184,546)	(183,268)
生產原料／銷售成本		(218,143)	(203,016)
租金及設施		(39,996)	(44,289)
折舊及攤銷		(42,471)	(38,869)
廣告及宣傳		(8,884)	(5,438)
其他經營開支		(70,509)	(79,159)
出售長期投資股份之收益		4,242	1,955
出售附屬公司之收益		–	600
資產減值之撥備		–	(780)
終止共同控制企業之虧損		(1,076)	–
經營業務所得盈利		137,238	63,309
財務費用		(700)	(2,919)
經營盈利		136,538	60,390
應佔聯營公司盈利減虧損		4,138	(1,695)
應佔共同控制企業虧損		(361)	(3,575)
除稅前盈利		140,315	55,120
稅項	4	(26,287)	(19,678)
除稅後盈利		114,028	35,442
少數股東權益		(2,615)	(1,465)
股東應佔盈利		111,413	33,977
股息分派			
擬派中期股息分派每股5仙（二零零三年：2仙）		78,047	31,219
每股盈利			
基本	5	7.14仙	2.18仙

綜合資產負債表摘要

	附註	未經審核 二零零四年 六月三十日	經審核 二零零三年 十二月三十一日
		港幣千元	港幣千元
非流動資產			
無形資產	6	37,663	33,172
固定資產	7	1,318,407	1,347,348
界定利益計劃之資產		28,743	27,070
聯營公司之權益		37,672	37,425
共同控制企業之權益		–	7,527
長期投資股份		123,280	128,320
		1,545,765	1,580,862
流動資產			
存貨		38,428	40,618
應收款項	8	173,543	162,182
預付費用、按金及其他應收賬款		39,899	42,994

5. 每股盈利

每股基本盈利乃根據期內股東應佔盈利111,413,000港元（二零零三年：33,977,000港元）及於期內已發行之股份1,560,945,596股（二零零三年：1,560,945,596股）計算。

截至二零零四年及二零零三年六月三十日止六個月，由於並無具攤薄影響之事項發生，故並無呈列每股攤薄盈利。

6. 無形資產

	出版產權	軟件成本	在建資產	總計
	港幣千元	港幣千元	港幣千元	港幣千元
成本：				
於二零零四年一月一日	1,820,000	24,028	10,583	1,854,611
添置	–	–	6,344	6,344
於二零零四年六月三十日	1,820,000	24,028	16,927	1,860,955
累計攤銷：				
於二零零四年一月一日	1,820,000	1,439	–	1,821,439
期內攤銷	–	1,853	–	1,853
於二零零四年六月三十日	1,820,000	3,292	–	1,823,292
賬面淨值：				
於二零零四年六月三十日	–	20,736	16,927	37,663
於二零零三年十二月三十一日	–	22,589	10,583	33,172

7. 固定資產

	投資物業	長期租約之土地及樓宇	其他固定資產	在建資產	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
成本或估值：					
於二零零四年一月一日	645,000	376,975	909,217	19,900	1,951,092
添置	–	–	5,182	6,235	11,417
重新分類	–	–	4,539	(4,539)	–
收購附屬公司	–	–	1,721	–	1,721
出售	–	–	(9,662)	–	(9,662)
匯兌差異	–	–	36	88	124
於二零零四年六月三十日	645,000	376,975	911,033	21,684	1,954,692
累計折舊：					
於二零零四年一月一日	–	74,788	528,956	–	603,744
期內撥備	–	3,916	36,702	–	40,618
收購附屬公司	–	–	1,098	–	1,098
出售	–	–	(9,199)	–	(9,199)
匯兌差異	–	–	24	–	24
於二零零四年六月三十日	–	78,704	557,581	–	636,285
賬面淨值：					
於二零零四年六月三十日	645,000	298,271	353,451	21,684	1,318,407
於二零零三年十二月三十一日	645,000	302,187	380,261	19,900	1,347,348
成本及估值分析：					
成本	–	343,975	911,033	21,684	1,276,692
估值 －一九九零年	–	33,000	–	–	33,000
－二零零三年	645,000	–	–	–	645,000
	645,000	376,975	911,033	21,684	1,954,692

8. 應收款項

本集團給予其貿易客戶七天至九十天平均信用期限，應收貿易款項之賬齡分析如下：

	二零零四年六月三十日 結餘	百分比	二零零三年十二月三十一日 結餘	百分比
	港幣千元	%	港幣千元	%
零至三十日	84,144	44.9	73,123	41.3
三十一日至六十日	51,400	27.4	56,340	31.9
六十一日至九十日	35,520	18.9	32,353	18.3
多於九十日	16,489	8.8	15,056	8.5

本集團的新聞紙平均成本由去年上半年每公噸422美元，上升7%至今年同期每公噸452美元。由於廣告量增加，故新聞紙消耗量增加23%，但該增加已因生產力提高而有所抵銷。為促進銷量和在香港推出一本新雜誌，本集團廣告及直傳推廣開支有所增加。折舊支出因於編輯及其他系統作出新投資而有所增加，租金支出則由於辦公室遷往常盛大廈及以其較低之租金延續租約因而有所下降。

業務回顧

報章、雜誌及書籍出版

受增加廣告開支帶動，出版業務增長強勁。二零零四年一月至六月期間，香港各類媒體之總廣告開支，按年增長22%。報章出版收入增長32%，而雜誌出版收入則增長39%。

今年上半年，報章發行量回升至爆發非典型肺炎之前的水平，訂閱情況除外。《南華早報》二零零四年上半年的未經審核發行量，較二零零三年同期上升8%。而《星期日南華早報》的發行量，與去年同期比較則增長5%。

商業廣告收入較去年增長35%，與廣告量之增幅相符。旅遊服務、銀行、電訊及網絡類別的廣告開支增長最為突出。本集團在汽車、電器產品、銀行、旅遊服務及海外地產類別的廣告均超越本地其他報章。收益率則與去年相若。專題副刊吸引來自內地的新廣告商，加上新廣告模式，同時能帶來額外廣告收益。

於二零零四年上半年之分類廣告收入，與去年同期比較增長39%，原因是就業市場及資本市場交易復甦，特別是新股上市活動恢復活躍。招聘廣告收入為四年以來首度止跌回升，按年增長53%。招聘廣告數量躍升50%，其中《*Classified Post*》及《*招聘*》之收益率，分別增加8%及4%。本集團務著與專業團體合作出版更多以各行業為主題的專題副刊，增強《*Classified Post*》的編輯部以提升讀者人數及回應率，並舉行研討會以提高本集團品牌於讀者及人力資源專業界別的知名度，充份利用經濟全面復甦的形勢而受惠。

由於二零零四年上半年新股上市活動增加，及於新股上市廣告的市場佔有率亦有所提高，因此商業通告收入增長56%。但由於價格競爭，平均收益率則下降6%。

廣告開支回升亦使雜誌出版業務之業績有顯著進步。《*Cosmopolitan*》增添出版《*Cosmo Beauty*》及《*Cosmo Bride*》，成績理想。《*Harper's Bazaar*》仍是高消費產品廣告的首選。《*CosmoGirl!*》公佈二零零三年經審核每期平均發行數量38,968本，該發行量刺激了今年廣告收入。《*車主*》重登汽車雜誌的前列位置，二零零三年經審核每期平均發行數量24,157本。二零零四年四月推出的《*MAXIM*》，首三期均取得理想成績。

書籍出版業務之業績顯著進步，原因是中文星相書籍和以年青讀者為對象的小說暢銷，以及成本控制有效所致。

零售業務

零售業務部門經營虧損收窄，按未計利息、稅項、折舊及攤銷之盈利計算，儘管收入輕微下降，惟已經回復盈利。於二零零四年首六個月關閉未有盈利的店舖。本集團專注於邊際利潤較高的產品及服務，例如飲品、刊物及購回服務等，而部份租約已按更優惠的條款延續租約。由於九廣鐵路西鐵乘客量遠較預期少，沿線的五間店舖表現較預期遜色。於二零零四年六月三十日，本集團經營合共87間店舖，而於二零零三年十二月三十一日，則為88間。

投資物業

電視城租約屆滿，以至投資物業貢獻大為減少。

錄像及影片後期製作

儘管收入增加，但由於價格競爭及廣州業務延遲開業，因此該部門仍然錄得虧損。原有業務將表現平穩，並於二零零四年第三季製作更多項目。

娛樂

梅艷芳及張國榮的新精選集為二零零四年上半年之收益帶來重大增長。本集團將繼續利用現有的音樂資料庫，進行版權安排及以新形式推出舊作品。

流動資金及資本來源

經營業務於截至二零零四年六月三十日止六個月帶來現金淨額143.4百萬港元，而去年同期現金流入淨額則為103.1百萬港元。經營業務現金淨額增加是由於本集團出版業務收益上升。

截至二零零四年六月三十日止六個月，用於投資活動之現金淨額為4.3百萬港元，主要為資本開支，而部份金額已被出售長期投資股份所抵銷。

融資活動於截至二零零四年六月三十日止六個月之現金流出淨額為62.4百萬港元，此金額用以派付二零零三年之末期股息款項。

預計本集團之業務所產生的現金及外部資源可供動用的資金，將足以應付所有現金需求，包括營運資金需要、計劃之資本開支及向股東派付股息等。

於二零零四年六月三十日，本集團貸款總額為230百萬港元，為無抵押有期港元浮息[illegible]

	附註		
銀行結餘及存款		[illegible]	[illegible]
		485,478	405,598
流動負債			
應付款項及應計負債	9	131,843	148,292
應付稅項		26,881	5,817
預收訂閱費		15,641	22,931
有抵押銀行透支		–	2,814
		174,365	179,854
流動資產淨值		311,113	225,744
總資產減流動負債		1,856,878	1,806,606
非流動負債			
少數股東權益		12,292	9,677
無抵押計息銀行貸款		230,000	230,000
遞延稅項		94,791	96,905
		337,083	336,582
		1,519,795	1,470,024
資本及儲備			
股本	10	156,095	156,095
儲備	11	1,285,653	1,251,491
擬派股息分派	11	78,047	62,438
		1,363,700	1,313,929
		1,519,795	1,470,024

賬項附註

1. **編製基準及會計政策**

本集團之未經審核綜合中期財務報表摘要(「中期報表」)乃按照香港會計師公會頒佈之香港會計實務準則(「會計實務準則」)第25號「中期財務報告」(適用於綜合中期財務報表摘要)及香港聯合交易所有限公司之證券上市規則附錄十六之規定而編製。

此中期報表應與二零零三年年報一併閱讀。

2. **分部資料**

本公司於本期間為投資控股公司。本集團之主要業務包括出版、印刷及分銷《*南華早報*》、《*星期日南華早報*》及其他印刷及網上刊物、零售業務、物業持有,以及錄像及影片後期製作。

本集團業務大部份均以香港為基地,而本集團根據主要業務劃分之營業額及經營盈利貢獻之分析如下:

	營業額		對經營盈利之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零四年	二零零三年	二零零四年	二零零三年
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
報章、雜誌及其他刊物	470,020	354,270	126,650	17,194
零售	197,407	203,202	(832)	(1,201)
投資物業	7,332	41,392	4,986	40,024
錄像及影片後期製作	11,808	10,386	(2,355)	1,425
其他	11,002	4,385	8,089	2,948
總計	697,569	613,635	136,538	60,390

3. **其他收益**

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
上市證券投資之股息收入	142	563
利息收入	199	874
其他	711	501
總計	1,052	1,938

4. **稅項**

	截至六月三十日止六個月	
	二零零四年	二零零三年
	港幣千元	*港幣千元*
公司及附屬公司:		
香港利得稅	27,088	12,901
其他地方稅項	271	113
與暫時差異之產生及撥回有關之遞延稅項	(2,114)	(1,914)
與稅率調高有關之遞延稅項	–	8,538
應佔聯營公司稅項	1,042	40
稅項支出	26,287	19,678

香港利得稅乃以期內估計應課稅盈利按17.5%(二零零三年:17.5%)稅率計算。海外應課所得盈利之稅項乃根據期內估計應課稅盈利,按本集團經營業務所在國家之適用稅率計算。

	二零零四年六月三十日結餘	百分比	二零零三年十二月三十一日結餘	百分比
總計	187,553	100.0	176,872	100.0
減:呆壞賬撥備	(14,010)		(14,690)	
	173,543		162,182	

9. **應付款項及應計負債**

計入應付款項及應計負債之應付貿易款項如下:

	二零零四年六月三十日結餘	百分比	二零零三年十二月三十一日結餘	百分比
	港幣千元	%	*港幣千元*	%
零至三十日	35,392	57.4	40,616	55.7
三十一日至六十日	12,761	20.7	19,097	26.2
六十一日至九十日	7,782	12.6	7,761	10.7
多於九十日	5,713	9.3	5,376	7.4
總計	61,648	100.0	72,850	100.0

10. **股本**

	二零零四年六月三十日(未經審核)	二零零三年十二月三十一日(經審核)
	港幣千元	*港幣千元*
法定股本: 5,000,000,000股,每股面值0.10港元	500,000	500,000
已發行及實收股本: 1,560,945,596(二零零三年:1,560,945,596)股,每股面值0.10港元	156,095	156,095

11. **儲備及擬派股息分派**

	股份溢價	繳入盈餘	投資重估儲備	物業重估儲備	匯兌儲備	保留盈利	總計
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*	*港幣千元*
於二零零三年一月一日							
如前呈報	40,971	1,255,909	4,252	1,503	(39,444)	117,959	1,381,150
會計政策變動							
採納會計實務準則第12號(經修訂)之影響	–	–	–	(178)	–	(8,313)	(8,491)
經重列	40,971	1,255,909	4,252	1,325	(39,444)	109,646	1,372,659
長期投資股份公平價值之變動	–	–	3,055	–	–	–	3,055
出售時變現之重估儲備	–	–	(952)	–	–	–	(952)
綜合賬目時產生之匯兌差額	–	–	–	–	1,130	–	1,130
直接計入儲備之遞延稅項	–	–	–	(14)	–	–	(14)
期內盈利	–	–	–	–	–	33,977	33,977
二零零二年末期股息分派	–	(62,439)	–	–	–	–	(62,439)
於二零零三年六月三十日	40,971	1,193,470	6,355	1,311	(38,314)	143,623	1,347,416
於二零零四年一月一日	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
長期投資股份公平價值之變動	–	–	4,069	–	–	–	4,069
出售時變現之重估儲備	–	–	(3,054)	–	–	–	(3,054)
綜合賬目時產生之匯兌差額	–	–	–	–	(218)	–	(218)
期內盈利	–	–	–	–	–	111,413	111,413
二零零三年末期股息分派	–	(62,439)	–	–	–	–	(62,439)
於二零零四年六月三十日-附註(a)	40,971	1,099,813	33,851	1,325	(35,081)	222,821	1,363,700

附註(a) — 截至二零零四年六月三十日止六個月擬派之中期股息分派78,047,000港元將由本公司繳入盈餘中支付。

12. **中期財務報告之批核**

此中期報表於二零零四年九月六日經董事會批核。

管理層討論及分析

主要業務

本公司於本期間為投資控股公司。本集團的主要業務為出版報章、雜誌及書籍、零售業務、物業投資以及錄像及影片後期製作。

財務回顧

本集團之經營業績

本集團於二零零四年首六個月之經營業績,比對於二零零三年同期有顯著的進步,當時經濟疲弱,加上非典型肺炎爆發對香港及本集團業務造成負面影響。

截至二零零四年六月三十日止六個月,本集團總收益為697.6百萬港元,較二零零三年同期上升14%。未計折舊之經營成本增加4%。未計利息、稅項、折舊及攤銷之盈利增加61%,達175.6百萬港元。經營盈利上升126%或76.1百萬港元,達136.5百萬港元。股東應佔盈利為111.4百萬港元,較去年同期增加228%。每股盈利為7.14港仙,而二零零三年同期則為2.18港仙。

經營成本及開支

本集團之業績受惠於經濟轉好,並反映去年實行之節省成本及財務控制措施的成效。經營成本及開支略為上升4%,是由於新聞紙價、廣告及市場推廣,以及折舊支出增加,惟部份已因租金成本下降有所抵銷。

於二零零四年六月三十日,流動資產對流動負債比率為2.8倍,而於二零零三年六月三十日則為2.4倍。

於二零零四年六月三十日,扣除銀行結餘及存款後,本集團資產負債比率為零,而二零零三年六月三十日則為10%。

資本開支

本集團繼續進行新科技及改善營運效益之資本開支投資計劃。已批出之58.6百萬港元二零零四年資本開支中,其中17.8百萬港元於截至二零零四年六月三十日止六個月已經動用如下:(i) 7.7百萬港元用於繳付部份編輯、發行、廣告及零售系統之費用,(ii) 3.1百萬港元用於錄像及影片後期製作器材,及(iii) 7.0百萬港元用於更換項目。餘下40.8百萬港元將另行用於編輯、發行和廣告系統之剩餘支出及更換項目。本集團正計劃購置四部新印刷機,將取代已使用18年的舊印刷機。新印刷機的成本並未計入二零零四年資本開支預算之內。

前景

本集團預計香港經濟將持續增長,為本集團業務營造良好經營環境。消費回升及失業率維持平穩,將有助進一步提高本集團所有刊物的廣告收入。本集團將繼續致力為客戶提供更佳服務,為他們提供各種平台接觸目標客戶。本集團將繼續對科技及人才作出投資,以便迅速及有效地回應不斷變化的市場。

憑藉編輯水準不斷提高、市場推廣及以讀者為本的各種計劃,發行數量及讀者群質素將繼續提升。

本集團之物業投資因物業市道比較平穩而獲益,本集團會繼續評估出售非核心資產的機會。

僱員

於二零零四年六月三十日,本集團僱用1,253名員工,較二零零三年十二月三十一日僱用員工1,247名略為增加。本集團員工之薪酬大致上按照行業慣例釐定,並採納一項僱員購股權計劃,根據本集團之業績及員工個別之工作表現授出購股權。

中期股息分派

董事會宣佈從繳入盈餘賬中派發中期股息分派每股5港仙,合共78,047,000港元,給予二零零四年九月三十日(星期四)名列本公司股東名冊之股東,該股息分派將於二零零四年十月八日(星期五)派發。

暫停股票過戶登記

本公司將由二零零四年九月二十四日(星期五)至二零零四年九月三十日(星期四)期間(包括首尾兩天)暫停辦理股票過戶登記手續。為確保符合資格收取中期股息分派,所有過戶文件連同有關股票,必須於二零零四年九月二十三日(星期四)下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室本公司香港股票過戶分處香港中央證券登記有限公司,辦理過戶登記手續。

董事

於本公佈日期,本公司之董事如下:

郭孔演先生	主席	
Roberto V. Ongpin先生	副主席	
夏佳理先生*		
邱繼炳博士		
郭惠光女士		(於二零零四年二月六日獲委任)
利定昌先生*		
李國寶博士*		
黃志祥先生		(於二零零四年五月二十四日獲委任)

* *獨立非執行董事*

於本期間,Thaddeus Thomas Beczak先生於二零零四年五月二十四日召開之股東週年大會上退任本公司董事之職。董事會謹藉此機會就Beczak先生於擔任本公司董事期間所作出的一切努力及貢獻致以衷心謝意。

購買、出售或贖回本公司股份

截至二零零四年六月三十日止六個月內,本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

公司管治

董事會及管理層致力達致高質素的公司管治水平,作為本集團整體業務的重要架構。本集團於截至二零零四年六月三十日止六個月期間採納之公司管治準則,與本公司二零零三年年報所載之公司管治聲明一致。

最佳應用守則

除下述有關本公司非執行董事之任期外,本公司董事並無知悉任何資料,足以合理地顯示本公司於截至二零零四年六月三十日止六個月之期間內,未有遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之最佳應用守則。本公司之非執行董事並無指定任期,惟彼等須根據本公司之公司細則輪值告退及重選。

審核委員會

審核委員會自一九九八年成立,訂有書面職權範圍,現時成員包括三位獨立非執行董事利定昌先生、夏佳理先生及李國寶博士。二零零四年首六個月內,審核委員會舉行了一次會議。審核委員會已審閱本集團截至二零零四年六月三十日止六個月之未經審核中期業績。

代表董事會
主席
郭孔演

香港,二零零四年九月六日

載有上市規則規定的所有資料之本公司二零零四年中期業績報告,將於適當時候在香港聯合交易所有限公司網站刊登,並將於二零零四年九月底前寄發予股東。

* *僅供識別*